UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Express, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30219E103

(CUSIP Number)

EXPWHP, LLC

c/o WHP Global, LLC

530 Fifth Avenue, 12th floor

New York, New York 10036

Attention: Yehuda Shmidman

(646) 518-8495

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Joshua M. Zachariah

Sean M. Donahue

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

January 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219E103

(1)	Names of Reporting Persons Oaktree AIF (Cayman) GP Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) PN

(1)

This Schedule 13D is filed by Oaktree AIF (Cayman) GP Ltd., Oaktree Fund AIF Series (Cayman), L.P.—Series N., WH Topco, L.P., WH Holdco, LLC, WH Intermediate, LLC, WH Borrrower, LLC, EXPWHP, LLC, Yehuda Shmidman, Thomas Casarella, Hank Sneddon, and Chris Pucillo (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Represents shares owned directly by EXPWHP, LLC and indirectly by Oaktree AIF (Cayman) GP Ltd., solely in its capacity as general partner of Oaktree Fund AIF Series (Cayman), L.P.—Series N. Oaktree AIF (Cayman) GP Ltd, in its capacity as the general partner of Oaktree Fund AIF Series (Cayman), L.P.—Series N, has the ability to direct the management of the business of Oaktree Fund AIF Series (Cayman), L.P.—Series N, including the power to vote and dispose of securities beneficially owned by Oaktree Fund AIF Series (Cayman), L.P.—Series N; therefore, Oaktree AIF (Cayman) GP Ltd., may be deemed to beneficially own the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons Oaktree Fund AIF Series (Cayman), L.P. - Series N.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) PN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Represents shares owned directly by EXPWHP, LLC and indirectly by Oaktree Fund AIF Series (Cayman), L.P.—Series N. solely in its capacity as general partner of WH Topco, L.P. Oaktree Fund AIF Series (Cayman), L.P.—Series N., in its capacity as the general partner of WH Topco, L.P. has the ability to direct the management of the business of WH Topco, L.P., including the power to vote and dispose of securities beneficially owned by WH Topco, L.P.; therefore, Oaktree Fund AIF Series (Cayman), L.P.—Series N., may be deemed to beneficially own the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons WH Topco, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) PN, HC

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Represents shares owned directly by EXPWHP, LLC and indirectly by WH Topco, L.P. solely in its capacity as the parent of WH Topco, L.P. WH Topco, L.P., in its capacity as the parent of WH Holdco, LLC has the ability to direct the management of the business of WH Holdco, LLC, including the power to vote and dispose of securities beneficially owned by WH Holdco, LLC; therefore, WH Topco, L.P., may be deemed to beneficially own the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons WH Holdco, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) OO, HC

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Represents shares owned directly by EXPWHP, LLC and indirectly by WH Holdco, LLC solely in its capacity as the parent of WH Intermediate, LLC. WH Holdco, LLC, in its capacity as the parent of WH Intermediate, LLC has the ability to direct the management of the business of WH Intermediate, LLC, including the power to vote and dispose of securities beneficially owned by WH Intermediate, LLC; therefore, WH Holdco, LLC, may be deemed to beneficially own the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons WH Intermediate, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Represents shares owned directly by EXPWHP, LLC and indirectly by WH Intermediate, LLC solely in its capacity as the parent of WH Borrower, LLC. WH Intermediate, LLC, in its capacity as the parent of WH Borrower, LLC has the ability to direct the management of the business of WH Borrower, LLC, including the power to vote and dispose of securities beneficially owned by WH Borrower, LLC; therefore, WH Intermediate, LLC, may be deemed to beneficially own the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons WH Borrower, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Represents shares owned directly by EXPWHP, LLC and indirectly by WH Borrower, LLC solely in its capacity as the parent of EXPWHP, LLC. WH Borrower, LLC, in its capacity as the parent of EXPWHP, LLC has the ability to direct the management of the business of EXPWHP, LLC, including the power to vote and dispose of securities beneficially owned by EXPWHP, LLC; therefore, WH Borrower, LLC, may be deemed to beneficially own the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons EXPWHP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)	Represents shares owned directly by EXPWHP, LLC.
(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons Yehuda Shmidman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) IN

(1)	The Reporting Person expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Represents shares owned directly by EXPWHP, LLC. WH Borrower, LLC is the parent and managing member of EXPWHP, LLC. Each of Messrs. Yehuda Shmidman, Thomas Casarella, Hank Sneddon and Chris Pucillow, as a managing member of WH Borrower, LLC, WH Intermediate, LLC and WH Holdco, LLC may be deemed the beneficial owner of the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons Thomas Casarella
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) IN

(1)	The Reporting Person expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Represents shares owned directly by EXPWHP, LLC. WH Borrower, LLC is the parent and managing member of EXPWHP, LLC. Each of Messrs. Yehuda Shmidman, Thomas Casarella, Hank Sneddon and Chris Pucillow, as a managing member of WH Borrower, LLC, WH Intermediate, LLC and WH Holdco, LLC may be deemed the beneficial owner of the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons Hank Sneddon
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) IN

(1)	The Reporting Person expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Represents shares owned directly by EXPWHP, LLC. WH Borrower, LLC is the parent and managing member of EXPWHP, LLC. Each of Messrs. Yehuda Shmidman, Thomas Casarella, Hank Sneddon and Chris Pucillow, as a managing member of WH Borrower, LLC, WH Intermediate, LLC and WH Holdco, LLC may be deemed the beneficial owner of the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

CUSIP No. 30219E103

(1)	Names of Reporting Persons Chris Pucillo
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC, AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 5,434,783 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 5,434,783 (2)

(11)	Aggregate amount beneficially owned by each Reporting Person 5,434,783 (2)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of Reporting Person (see instructions) IN

(1)	The Reporting Person expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Represents shares owned directly by EXPWHP, LLC. WH Borrower, LLC is the parent and managing member of EXPWHP, LLC. Each of Messrs. Yehuda Shmidman, Thomas Casarella, Hank Sneddon and Chris Pucillow, as a managing member of WH Borrower, LLC, WH Intermediate, LLC and WH Holdco, LLC may be deemed the beneficial owner of the shares.

(3)

Calculation is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

Item 1.	Security and Issuer.

The class of equity security to which this Statement on Schedule 13D (“Statement”) relates is shares of common stock, par value $0.01 per share (“Common Stock”) of Express, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1 Express Drive, Columbus, OH 43230.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

1.	Oaktree AIF (Cayman) GP Ltd., a limited partnership (“Oaktree AIF”), in its capacity as the general partner of Oaktree Fund AIF Series (Cayman), L.P. – Series N;

2.	Oaktree Fund AIF Series (Cayman), L.P. – Series N, a limited partnership (“Oaktree Fund”), in its capacity as the general partner of WH Topco, L.P.;

3.	WH Topco, L.P., a Delaware limited partnership (“WH Topco”), in its capacity as the parent company of WH Holdco, LLC;

4.	WH Holdco, LLC, a Delaware limited liability company (“WH Holdco”), in its capacity as the parent of WH Intermediate, LLC;

5.	WH Intermediate, LLC, a Delaware limited liability company (“WH Intermediate”), in its capacity as parent of WH Borrower, LLC;

6.	WH Borrower, LLC, a Delaware limited liability company (“WH Borrower”), in its capacity as parent of EXPWHP, LLC;

7.	EXPWHP, LLC, a Delaware limited liability company (“EXPWHP”), with respect to the Common Stock directly owned by it;

8.	Yehuda Shmidman, in his capacity as managing member of each of WH Holdco, WH Intermediate, and WH Borrower, LLC;

9.	Thomas Casarella, in his capacity as managing member of each of WH Holdco, WH Intermediate, and WH Borrower, LLC;

10.	Hank Sneddon, in his capacity as managing member of each of WH Holdco, WH Intermediate, and WH Borrower, LLC; and,

11.	Chris Pucillo, in his capacity as managing member of each of WH Holdco, WH Intermediate, and WH Borrower, LLC.

(b) The address of the principal business office of each of the Reporting Persons, executive officers and directors is c/o WHP Global, 530 Fifth Avenue, 12th floor, New York, New York 10036.

(c) The principal business of Oaktree AIF is to serve, and perform the functions of, the general partner of Oaktree Fund. The principal business of Oaktree Fund is to serve, and perform the functions of, the general partner of Topco. The principal business of each of WH Topco, WH Holdco, and WH Intermediate is to hold the securities of the respective subsidiaries. The principal business of WH Borrower is to hold the securities of WHP Global, LLC (“WHP Global”), whose principal business is to acquire global consumer brands and invest in high-growth distribution channels including digital commerce platforms and global expansion. The principal business of EXPWHP is to hold certain investments on behalf of WH Borrower. The principal occupation of each of Messrs. Shmidman, Casarella, Sneddon, and Pucillo is to serve, and perform the functions of, the managing member of WH Holdco, WH Intermediate, and WH Borrower.

(d) - (e) During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See responses to Item 6 of each cover page for each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to an Investment Agreement (the “Investment Agreement”), dated December 8, 2022, by and among the Issuer and WH Borrower, LLC. Pursuant to the Investment Agreement, on January 25, 2023, EXPWHP was issued 5,434,783 shares of Common Stock (the “Purchased Shares”) in a private placement at a purchase price of $4.60 per share (the “Private Placement”), or an aggregate purchase price of $25.0 million, financed with available cash from WHP Global.

Item 4.	Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 and Item 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

On December 8, 2022, the Issuer and WHP Global, a wholly-owned subsidiary of WH Borrower, LLC, announced that they had entered into a mutually transformative strategic partnership to advance an omnichannel platform which is expected to drive accelerated, long-term growth through the acquisition and operation of a portfolio of brands. The Issuer and WHP Global also formed an intellectual property joint venture intended to scale the Issuer’s brand through new domestic category licensing and international expansion opportunities. The intellectual property joint venture implies a total value of the Issuer brand’s intellectual property at approximately $400 million and will be 60% owned by WHP Global and 40% owned by the Issuer’s platform company. WHP Global will invest $235 million for its stake in the intellectual property joint venture and the Issuer will contribute certain of its intellectual property assets in exchange for cash consideration.

Under the terms of the transaction, WH Borrower made a common equity PIPE investment through EXPWHP to acquire 5.4 million newly issued shares of the Issuer at $4.60 per share. As further discussed in Item 6 below, pursuant to the Investment Agreement, WH Borrower has the right to designate and appoint one director to the Board (as defined in Item 6) and has designated and appointed one director to the Board. The Reporting Persons have also from time to time engaged in discussions with other shareholders of the Issuer and may, from time to time, continue to engage in discussions with members of management and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, composition of the Board and strategic alternatives and direction, and may pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, subject to the Investment Agreement filed as an exhibit hereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information requested in these items is incorporated herein by reference from the cover pages of this Statement and the responses to Item 2 of this Statement. The following disclosure is based upon 68,306,959 shares of Common Stock of the Issuer issued and outstanding as of November 26, 2022, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on December 8, 2022.

All voting and investment decisions with respect to the Common Stock are made by the votes of all of the managing members of WH Borrower. The shares of Common Stock reported on this Statement are held indirectly by WH Borrower through EXPWHP.

As of the date of this Statement, EXPWHP directly holds 5,434,783 shares of Common Stock constituting approximately 8% of the issued and outstanding shares of Common Stock outstanding as of the date of this Statement. Each of the Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 5,434,783 shares of Common Stock reported on this Statement.

(c) Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investment Agreement

As noted in Item 3, on December 8, 2022, the Issuer entered into the Investment Agreement with WH Borrower, relating to the issuance and sale of shares of the Common Stock, in a private placement to EXPWHP. Pursuant to the Investment Agreement, the Company issued and sold 5.4 million shares of Common Stock to EXPWHP (the “Purchased Shares”) for a purchase price of $4.60 per share, or an aggregate purchase price of approximately $25.0 million (the “Stock Purchase”).

The Issuer intends to use the proceeds from the Stock Purchase to (i) repay the Issuer’s outstanding term loan, (ii) fund the joint venture’s first year guaranteed minimum royalty of $60.0 million pursuant to the license agreement, (iii) pay costs, fees and expenses incurred in connection with the Investment Agreement and other associated transactions, and (iv) for general corporate purposes, including working to increase the Issuer’s scale and profitability and to pursue acquisitions. The Investment Agreement contains customary representations, warranties and covenants of the Issuer and WH Borrower and provides that the Issuer and WH Borrower will enter into the Registration Rights Agreement (as defined below).

WH Borrower, LLC Director

Pursuant to the Investment Agreement, in connection with the closing of the Stock Purchase (the “Closing”), Mr. Yehuda Shmidman, Chairman and Chief Executive Officer of WHP Global (the “Investor Director”), was appointed to the Issuer’s Board of Directors (the “Board”). Until the occurrence of the Fall-Away of Investor Board Rights (as defined in the Investment Agreement), in the event of the death, disability, resignation or removal of the Investor Director as a member of the Board, WH Borrower may designate a replacement designee reasonably acceptable to the Board (and the Compensation and Governance Committee of the Board). Until the occurrence of the Fall-Away of Investor Board Rights, at any annual meeting of the Issuer’s stockholders at which the term of the Investor Director (or any subsequent replacement of the Investor Director) shall expire, WH Borrower shall have the right to designate one director, which director shall be nominated by the Board for election at such annual meeting. Upon the occurrence of the Fall-Away of Investor Board Rights, the Investor Director shall immediately resign from the Board.

Restrictions on Transfer

Subject to certain exceptions set forth in the Investment Agreement, neither WH Borrower nor any of its affiliates may transfer any of the Purchased Shares to any unaffiliated person until July 1, 2026. WH Borrower and its affiliates also are restricted from transferring Purchased Shares to a Prohibited Transferee (as defined in the Investment Agreement) or from tendering any shares into any tender offer not approved by the Board.

Standstill

Except as otherwise expressly permitted in the Investment Agreement and subject to certain exceptions, WH Borrower agreed that until the later of (a) the Fall-Away of Investor Board Rights and (b) the 12-month anniversary of the Closing, without the prior written approval of the Board, WH Borrower is subject to certain customary standstill restrictions, including prohibitions on (i) acquiring or proposing to acquire securities or assets of the Issuer or its subsidiaries, (ii) participating in any solicitation of proxies or seeking to advise or influence any person with respect to voting of the Issuer’s securities, (iii) demanding a copy of the Issuer’s stock ledger list of stockholders, (iv) effecting a tender offer, merger or acquisition of the Issuer, (v) seeking to control or influence the Issuer, (vi) initiating or joining certain actions against the Issuer, (vii) increasing its beneficial ownership to more than 15%, (viii) taking any action that would require a public announcement regarding the possibility of a transaction or certain events and (ix) joining or participating in a “group” (as defined in Sections 13(d)(3) and 13(g)(3) of the Securities Exchange Act of 1934) with any third party.

Registration Rights Agreement

In connection with the Investment Agreement, the Issuer and WH Borrower entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Issuer will grant WH Borrower certain registration rights. Under the Registration Rights Agreement, the Issuer is required to register the resale of the Purchased Shares by July 1, 2026. Pursuant to the Registration Rights Agreement, WH Borrower, as well as the other stockholders thereto, have certain customary registration rights, including piggyback registration rights, with respect to the shares of Common Stock acquired in the Private Placement, subject to cut-back provisions and other terms and conditions of the Registration Rights Agreement.

The foregoing descriptions of the arrangements under the Investment Agreement and the Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated February 1, 2023.

99.2	Investment Agreement, dated as of December 8, 2022 (incorporated by reference herein from Exhibit 10.1 of the Issuer’s Amended Current Report on Form 8-K filed with the SEC on December 9, 2022).

99.3	Form of Registration Rights Agreement (incorporated by reference herein from Exhibit 4.1 of the Issuer’s Amended Current Report on Form 8-K filed with the SEC on December 9, 2022).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 1, 2023

Oaktree AIF (Cayman) GP Ltd.

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Thomas Casarella
Name: Thomas Casarella
Title: Authorized Signatory

By:	/s/ Hank Sneddon
Name: Hank Sneddon
Title: Authorized Signatory

Oaktree Fund AIF Series (Cayman), L.P. – Series N

By: Oaktree AIF (Cayman) GP Ltd.
Its: General Partner

By: Oaktree Capital Management, L.P.
Its: Director

By:	/s/ Thomas Casarella
Name: Thomas Casarella
Title: Authorized Signatory

By:	/s/ Hank Sneddon
Name: Hank Sneddon
Title: Authorized Signatory

WH Topco, L.P.

By:	/s/ Yehuda Shmidman
Name: Yehuda Shmidman
Title: Chief Executive Officer and Managing Member

WH Holdco, LLC

By:	/s/ Yehuda Shmidman
Name: Yehuda Shmidman
Title: Chief Executive Officer and Managing Member

WH Intermediate, LLC

By:	/s/ Yehuda Shmidman
Name: Yehuda Shmidman
Title: Chief Executive Officer and Managing Member

WH Borrower, LLC

By:	/s/ Yehuda Shmidman
Name: Yehuda Shmidman
Title: Chief Executive Officer and Managing Member

Yehuda Shmidman

By:	/s/ Yehuda Shmidman
Name: Yehuda Shmidman
Title: Chief Executive Officer

Thomas Casarella

By:	/s/ Thomas Casarella
Name: Thomas Casarella
Title: Managing Member

Hank Sneddon

By:	/s/ Hank Sneddon
Name: Hank Sneddon
Title: Managing Member

Chris Pucillo

By:	/s/ Chris Pucillo
Name: Chris Pucillo
Title: Managing Member